**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**September 6, 2011**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**OPKO Health, Inc.**

**File No. 001-33528- CF#26536**

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OPKO Health, Inc. submitted an application under Rule 24b-2 requesting a grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 16, 2011, as amended.

Based on representations by OPKO Health, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.27        through July 27, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Daniel Morris
Special Counsel